                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          Regent Assisted Living, Inc.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  758949 10 1
                                  -----------
                                 (CUSIP Number)

                               Kevin C. Uebelein
                       Prudential Equity Investors, Inc.
                               Prudential Plaza
                               751 Broad Street
                            Newark, NJ  07102-3777
                                (201) 734-1401
--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 16, 1996
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[_]

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 14 Pages

CUSIP No. 758949 10 1                                        Page 2 of 14 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     Prudential Private Equity Investors III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
NUMBER OF           |  7  SOLE VOTING POWER
                    |
 SHARES             |  1,866,667 shares of Common Stock upon
                    |  conversion of 1,283,785 shares of Series A
                    |  Preferred Stock and 382,882 shares of Series B
                    |  Preferred Stock currently held by the
BENEFICIALLY        |  Reporting Person.  These shares are
                    |  convertible into Common Stock on a 1-for-1
OWNED BY            |  basis, subject to adjustment.  200,000 shares
                    |  of Common Stock, subject to adjustment, upon
EACH                |  exercise of a Stock Purchase Warrant currently
                    |  held by the Reporting Person.
REPORTING           ------------------------------------------------------------
                    |  8  SHARED VOTING POWER
PERSON              |
                    |     -0-
WITH                ------------------------------------------------------------
                    |  9  SOLE DISPOSITIVE POWER
                    |
                    |  1,866,667 shares of Common Stock upon
                    |  conversion of 1,283,785 shares of Series A
                    |  Preferred Stock and 382,882 shares of Series B
                    |  Preferred Stock currently held by the
                    |  Reporting Person.  These shares are
                    |  convertible into Common Stock on a 1-for-1
                    |  basis, subject to adjustment.  200,000 shares
                    |  of Common Stock, subject to adjustment, upon
                    |  exercise of a Stock Purchase Warrant currently
                    |  held by the Reporting Person.
                    ------------------------------------------------------------
                    |  10 SHARED DISPOSITIVE POWER
                    |
                    |     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,866,667 shares of Common Stock upon conversion of 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock currently held by the Reporting Person. These shares are convertible into Common Stock on a 1-for-1 basis, subject to adjustment. 200,000 shares of Common Stock, subject to adjustment, upon exercise of a Stock Purchase Warrant currently held by the Reporting Person.
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.72%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP NO. 758949 10 1                                              PAGE 3 OF 14

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Prudential Equity Investors, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a)  [ ]
                                                            (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
--------------------------------------------------------------------------------
NUMBER OF              |     7  SOLE VOTING POWER
                       |
SHARES                 |        -0-
                       ---------------------------------------------------------
BENEFICIALLY           |     8  SHARED VOTING POWER
                       |
OWNED BY               |        -0-
                       ---------------------------------------------------------
EACH                   |     9  SOLE DISPOSITIVE POWER
                       |
REPORTING              |        -0-
                       ---------------------------------------------------------
PERSON                 |     10 SHARED DISPOSITIVE POWER
                       |
WITH                   |         -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        [X]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------

CUSIP No. 758949 10 1                                     Page 4 of 14 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Prudential Insurance Company of America
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                     [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
--------------------------------------------------------------------------------
NUMBER OF          |   7  SOLE VOTING POWER
SHARES             |      -0-
                   -------------------------------------------------------------
BENEFICIALLY       |   8  SHARED VOTING POWER
OWNED BY           |      -0-
                   -------------------------------------------------------------
EACH               |   9  SOLE DISPOSITIVE POWER
REPORTING          |      -0-
                   -------------------------------------------------------------
PERSON             |  10  SHARED DISPOSITIVE POWER
 WITH              |      -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                [x]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO, IC
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This statement (this "Statement") relates to the common stock, no par value per share (the "Common Stock"), of Regent Assisted Living, Inc. (the "Issuer"). The principal executive office of the Issuer is 121 S.W. Morrison, Suite 1000, Portland, OR 97204.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement constitutes the Transaction Statement on Schedule 13D of
(i) Prudential Private Equity Investors III, L.P., a Delaware limited partnership ("PPEI"), (ii) Prudential Equity Investors, Inc., a New York corporation and the sole general partner of PPEI ("PEI") and (iii) the Prudential Insurance Company of America, a New Jersey corporation ("PIC") (collectively, the "Reporting Persons") with respect to the acquisition by PPEI of shares of Common Stock of the Issuer. PEI is an indirect, wholly-owned subsidiary of PIC.

     Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. By its signature on this Statement, each Reporting Person agrees that this statement is filed on behalf of such Reporting Person.

     Certain information required by Item 2 concerning directors and executive officers of PEI and PIC is set forth on Schedule A hereto, which Schedule A is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons disclaim that they have agreed to act as a group other than as described in this Statement.

     (b) The address of the principal business office of each Reporting Person is as follows:



     Reporting Person                   Address
     ----------------                   -------
     PPEI and PEI                       717 Fifth Avenue
                                        New York, New York  10022

     PIC                                Prudential Plaza
                                        751 Broad Street
                                        Newark, New Jersey  07102

     (c) PPEI is a limited partnership engaged in the business of venture capital investment. PEI is the sole general partner of PPEI. PEI is a management company and an indirect, wholly-owned subsidiary of PIC. PIC is an insurance company.

     (d) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) PPEI is a Delaware limited partnership. PEI is a New York corporation. PIC is a New Jersey corporation. To the knowledge of PEI and PIC, each executive officer and director of such

                                 Page 5 of 14 Pages

Reporting Person is a citizen of the United States, except that Mr. Thomson, a director of PIC, is a citizen of Canada.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Equity capital of PPEI was provided to PPEI by its general partner and its limited partners for the purpose of purchasing the Series A Preferred Stock and the Series B Preferred Stock (collectively, the "Preferred Stock") and the Stock Purchase Warrant (the "Warrant") of the Issuer reported herein.


ITEM 4.  PURPOSE OF TRANSACTION

     PPEI acquired and is holding the Issuer's Preferred Stock convertible into Common Stock and the Issuer's Warrant for the purchase of Common Stock for investment purposes and without the intention of effecting a change in control of the Company. Notwithstanding the foregoing, depending on market conditions, PPEI may choose to acquire additional Common Stock or dispose of some of its Common Stock. None of the Reporting Persons, or to the best knowledge of any of the Reporting Persons, any person identified on Schedule A has any plans or proposals that would result in or relate to any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) PPEI owns 1,283,785 shares of Series A Preferred Stock and 382,882 shares of Series B Preferred Stock of the Issuer, each of which is convertible at any time on a 1-for-1 basis into Common Stock of the Issuer, subject to adjustment. PPEI owns a Stock Purchase Warrant which is convertible at any time for 200,000 shares of Common Stock of the Issuer, subject to adjustment. Upon full conversion of the Preferred Stock at the initial conversion price and full exercise of the Warrant at the initial exercise price, PPEI will own 28.72% of the issued and outstanding shares of Common Stock as of December 16, 1996.

     PEI disclaims beneficial ownership of any equity securities of the Issuer other than indirect beneficial ownership through PPEI, of which it is the sole general partner.

     PIC disclaims beneficial ownership of any equity securities of the Issuer other than indirect beneficial ownership through PEI, which is a wholly-owned subsidiary of PIC.

     (b) PPEI has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any of the Common Stock.

     (c) Except as specified above in (a), none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

     (d)  [Not applicable.]

     (e)  [Not applicable.]

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     PPEI entered into a Preferred Stock and Warrant Purchase Agreement (the "Purchase Agreement") with the Issuer dated as of December 16, 1996 whereby

                                 Page 6 of 14 Pages

PPEI purchased Preferred Stock and the Warrant of the Issuer. The Preferred Stock is convertible into Common Stock on a 1-for-1 basis at a price of $6.00 per share, subject to adjustment, as provided in the Restated Articles of Incorporation, as amended, of the Issuer. The holders of Series A Preferred Stock (the "Series A Holders") shall be entitled to vote on all matters submitted to the stockholders for a vote, together with the holders of the Common Stock, voting together as a single class, with each share of Common Stock entitled to one vote per share and each share of Series A Preferred Stock entitled to one vote for each share of Common Stock issuable upon conversion of the Series A Preferred Stock. The holders of Series B Preferred Stock shall have no voting rights and the holders of the Warrant shall have no voting rights. The foregoing description of the Purchase Agreement is qualified by reference to such Purchase Agreement, a copy of which is filed as Exhibit II hereto and is incorporated herein by reference.

     PPEI holds a Stock Purchase Warrant (the "Warrant") issued by Issuer on December 16, 1996. The Warrant is exercisable for 200,000 shares of Common Stock, subject to adjustment, at a price of $5.50 per share, subject to adjustment. The foregoing description of the Warrant is qualified by reference to such Warrant, a copy of which is filed as Exhibit III hereto and is incorporated herein by reference.

     PPEI also entered into a Registration Agreement (the "Registration Agreement") with the Issuer dated as of December 16, 1996. The Registration Agreement gives PPEI the right to require the Issuer to register the Common Stock acquirable upon conversion of the Preferred Stock pursuant to the Securities Act of 1933, as amended (the "Securities Act") at any time, so long as such request is approved by persons holding at least 66.67% of the Registrable Securities, as defined in the Registration Rights Agreement. PPEI also has the right to require the Issuer to register such shares under certain circumstances when the Issuer otherwise files a registration statement pursuant to the Securities Act. The foregoing description of the Registration Agreement is qualified by reference to such Registration Agreement, a copy of which is filed as Exhibit IV hereto and is incorporated herein by reference.

     PPEI also entered into a Stockholders Agreement (the "Stockholders Agreement") with the Issuer and Walter C. Bowen dated as of December 16, 1996. Pursuant to the terms of the Stockholders Agreement, PPEI and Walter C. Bowen have agreed to vote for two representatives recommended by PPEI and two members of Issuer's management recommended by Walter C. Bowen for positions on Issuer's board of directors. Walter C. Bowen has also agreed not to vote his shares to approve a merger, dissolution or stock option plan of Issuer without the consent of PPEI. The foregoing description of the Stockholders Agreement is qualified by reference to such Stockholders Agreement, a copy of which is filed as Exhibit V hereto and is incorporated herein by reference.
TEM 7.  MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------

     I Joint Filing Agreement, dated December 23, 1996 among Prudential Private Equity Investors III, L.P., Prudential Equity Investors, Inc. and Prudential Insurance Company of America.

     II        Preferred Stock and Warrant Purchase Agreement dated December 16,
               1996.

     III       Stock Purchase Warrant dated December 16, 1996.

     IV        Registration Agreement dated December 16, 1996.

     V         Stockholders Agreement dated December 16, 1996.


                              Page 7 of 14 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   December 23, 1996


                                  PRUDENTIAL PRIVATE EQUITY INVESTORS III, L.P.

                                  By: /s/  Kevin C. Uebelein
                                  ---------------------------------------------
                                  Name:  Kevin C. Uebelein
                                  Title:  President


                                  PRUDENTIAL EQUITY INVESTORS, INC.

                                  By: /s/ Kevin C. Uebelein
                                  ---------------------------------------------
                                  Name:  Kevin C. Uebelein
                                  Title:  President


                                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

                                  By: /s/ Kevin C. Uebelein
                                  ---------------------------------------------
                                  Name:  Kevin C. Uebelein
                                  Title:    Vice President

                              Page 8 of 14 Pages

                                 EXHIBIT INDEX
                                 -------------

EXHIBIT NO.                      EXHIBIT NAME                     PAGE NO.
-----------                      ------------                     --------
     I         Joint Filing Agreement dated as of December 23,
               1996 by and among Prudential Private Equity
               Investors III, L.P., Prudential Equity Investors,
               Inc. and Prudential Insurance Company of
               America.

     II Preferred Stock and Warrant Purchase Agreement dated as of December 16, 1996 between Regent
               Assisted Living, Inc. and Prudential Private
               Equity Investors III, L.P.

     III       Stock Purchase Warrant dated as of December 16,
               1996 issued by Regent Assisted Living, Inc. to
               Prudential Private Equity Investors III, L.P.

     IV        Registration Agreement dated as of December 16,
               1996 by and among Regent Assisted Living, Inc.
               and Prudential Private Equity Investors III, L.P.

     V         Stockholders Agreement dated as of December 16,
               1996 between Regent Assisted Living, Inc.,
               Prudential Private Equity Investors, L.P. and
               Walter C. Bowen.


                              Page 9 of 14 Pages

                                   SCHEDULE A

     Additional information required by Item 2 of Schedule 13D.

     Set forth below is the name and business address of each executive officer or director of PEI and PIC.

     DIRECTORS AND EXECUTIVE OFFICERS OF PRUDENTIAL EQUITY INVESTORS, INC.
     ---------------------------------------------------------------------

     Directors*
     ---------

     Mary Jane Flaherty
     John R. Strangfeld
     James W. Stevens
     Kevin C. Uebelein

     Executive Officers*
     ------------------

     Kevin C. Uebelein
     Peter Eckert

     *The business address of each officer and director listed above is c/o Prudential Insurance Company of America, Prudential Plaza, 751 Broad Street, Newark, NJ 07102. The principal occupation of each officer named above is as an employee of PIC.

                                 Page 10 of 14 Pages

                        DIRECTORS AND EXECUTIVE OFFICERS OF THE
                        ---------------------------------------
                        PRUDENTIAL INSURANCE COMPANY OF AMERICA
                        ---------------------------------------

Directors
---------
Name                         Principal Occupation Title  Address
------------------           --------------------------  -------------------------------
Franklin E. Agnew            Business Consultant         USX Tower
                                                         Suite 660
                                                         600 Grant Street
                                                         Pittsburgh, PA  15219

Frederic K. Becker           President                   Wilentz Goldman & Spitzer
                                                         90 Woodbridge Center Drive
                                                         Suite 900
                                                         Woodbridge, NJ  07095

William W. Boeschenstein     Former Chairman & CEO       Owens-Corning Fiberglas
                                                         Corporation
                                                         One Seagate, Suite 1530
                                                         Toledo, OH  43604

Lisle C. Carter, Jr.         Former Senior Vice          The Prudential Insurance
                             President  and General      Company of America
                             Counsel, United Way of      Prudential Plaza
                             America                     751 Broad Street
                                                         Newark, NJ  07102

James G. Cullen              Vice Chairman               Bell Atlantic Corp.
                                                         1310 North Court House Road
                                                         11th Floor
                                                         Arlington, VA  22201

Carolyne K. Davis            Health Care Advisor         Ernst & Young
                                                         1225 Connecticut Avenue, NW
                                                         Washington, DC  20036

Roger A. Enrico              Chief Executive Officer     PepsiCo
                                                         700 Anderson Hill Road
                                                         Purchase, NY 10577

Allan D. Gilmour             Former Vice Chairman,       The Prudential Insurance
                             Ford Motor Company          Company of America
                                                         751 Broad Street
                                                         Newark, NJ  07102


William H. Gray III          President and CEO           United Negro College Fund, Inc.
                                                         8260 Willow Oaks Corp. Drive
                                                         P.O. Box 10444
                                                         Fairfax, VA  22031-4511

Jon F. Hanson                Chairman                    Hampshire Management
                                                         Company
                                                         235 Moore Street, Suite 200
                                                         Hackensack, NJ  07601


                              Page 11 of 14 Pages
                                   --    --


Name                         Principal Occupation Title        Address
----                         --------------------------        -------
Constance J. Horner          Guest Scholar                     The Brookings Institution
                                                               1775 Massachusetts Avenue, NW
                                                               Washington, DC  20036-2188

Allen F. Jacobson            Former Chairman and CEO           Minnesota Mining &
                                                               Manufacturing (3M)
                                                               3050 Minnesota World Trade
                                                               Center, 30 Seventh Street East
                                                               St. Paul, MN  55101-4901

Burton G. Malkiel            Professor                         Princeton University
                                                               Dept. of Economics
                                                               110 Fisher Hall
                                                               Prospect Avenue
                                                               Princeton, NJ  08544-1021

Arthur F. Ryan               Chairman, CEO and                 The Prudential Insurance
                             President                         Company of America
                                                               751 Broad Street
                                                               Newark, NJ  07102

Charles R. Sitter            Former President                  Exxon Corporation
                                                               5959 Las Colinas
                                                               Boulevard
                                                               Irving, TX  75039-2298

Donald L. Staheli            Chairman and CEO                  Continental Grain Company
                                                               277 Park Avenue
                                                               New York, NY  10172

Richard M. Thomson           Chairman and CEO                  The Toronto-Dominion Bank
                                                               P.O. Box 1
                                                               Toronto-Dominion Centre
                                                               Toronto, Ontario
                                                               Canada M5K 1A2

James A. Unruh               Chairman and CEO                  Unisys Corporation
                                                               Township Line and Union
                                                               Meeting Roads
                                                               P.O. Box 500
                                                               Blue Bell, PA  19424-0001

P. Roy Vagelos, M.D.         Former Chairman and CEO           Merck & Co., Inc.
                                                               One Crossroads Drive
                                                               Building A, 3rd Floor
                                                               Bedminster, NJ  07921

                              Page 12 of 14 Pages


Name                         Principal Occupation Title        Address
----                         --------------------------        -------

Stanley C. Van Ness, Esq.    Counselor at Law                  Picco Herbert Kennedy
                                                               One State Street Square
                                                               Suite 1000
                                                               Trenton, NJ  08607-1388

Paul A. Volcker              Chairman and CEO                  Bankers Trust Co., Inc.
                                                               599 Lexington Avenue
                                                               New York, NY  10022

Joseph H. Williams           Director                          The Williams Companies, Inc.
                                                               One Williams Center
                                                               Tulsa, OK  74172

Executive Officers
------------------

Arthur F. Ryan               Chairman of the Board,            The Prudential Insurance
                             Chief Executive Officer           Company of America
                             and President                     Prudential Plaza
                                                               751 Broad Street
                                                               Newark, NJ  07102-3777

E. Michael Caulfield         Chief Executive Officer,          The Prudential Insurance
                             Money Management                  Company of America
                             Group                             Prudential Plaza
                                                               751 Broad Street
                                                               Newark, NJ  07102-3777

Mark B. Grier                Chief Financial Officer           The Prudential Insurance
                                                               Company of America
                                                               Prudential Plaza
                                                               751 Broad Street
                                                               Newark, NJ  07102-3777

John V. Scicutella           Operations and Systems            The Prudential Insurance
                             Executive Officer                 Company of America
                                                               Prudential Plaza
                                                               751 Broad Street
                                                               Newark, NJ  07102-3777

                              Page 13 of 14 Pages


Name                         Principal Occupation Title  Address
----                         --------------------------  -------
William F. Yelverton         Chief Executive Officer,    The Prudential Insurance
                             Individual Insurance        Company of America
                             Group                       Prudential Plaza
                                                         751 Broad Street
                                                         Newark, NJ  07102-3777

                              Page 14 of 14 Pages